SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12B-25

                       COMMISSION FILE NUMBER 1-14099

                        NOTIFICATION OF LATE FILING

(Check One):    [ ]   Form 10-K      [ ]   Form 11-K
                [ ]   Form 20-F      [X]   Form 10-Q      [ ]   Form N-SAR

For Period Ended:     November 30, 2000

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:       Not Applicable
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Read Attached Instruction Sheet before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:    Not Applicable
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                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:    Loews Cineplex Entertainment Corporation
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Former name if applicable: Not Applicable
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Address of principal executive office (Street and number):  711 Fifth Avenue
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City, State and Zip Code:   New York, New York  10022
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                                  PART II
                          RULE 12B-25 (B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b)  The subject annual report, semi-annual report, transition
[X] report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                 PART III
                                 NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

          Loews Cineplex Entertainment Corporation requires additional time to prepare and file our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2000 (the "Third Quarter Form 10-Q") in order to reflect recent developments relating to our ongoing efforts to restructure our capital structure and address our long-term liquidity needs, including the following:

          On November 21, 2000, the syndicate banks under our Senior Secured Revolving Credit Facility granted a temporary waiver of the restrictions of the terms of that facility. On December 8, 2000, the banks granted a further waiver of the restrictions of the terms of that facility through January 26, 2001. In addition, on December 8, 2000, the Company entered into a Supplemental Indenture (the "Supplemental Indenture") to the Indenture dated as of August 5, 1998 (the "Indenture"), between HSBC Bank USA, as Trustee and successor-in-interest to Bankers Trust Company, and the Company, for its 8 7/8% Senior Subordinated Notes due 2008, eliminating certain events of default and related provisions.

          We are continuing negotiations with our bank group and bondholders to implement a long-term financial restructuring of the Company's indebtedness. We believe that it is beneficial to include in our Third Quarter Form 10-Q the most recent developments in the negotiations with our bank group and bondholders. We were therefore unable to timely file our Third Quarter Form 10-Q. Rule 12b-25 provides a five-day extension period (through January 22, 2001) for the filing of our Third Quarter
Form 10-Q.

                                  PART IV
                             OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification:


            John J. Walker                       (212) 833-6687
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               (Name)                     (Area code and Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X]  Yes    [  ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [X]  Yes    [  ]  No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Revenues, operating income and net income amounts will be significantly reduced for the three months ended November 30, 2000, as compared to the same period in 1999. Total revenues for the three and nine month periods ended November 30, 2000 decreased approximately 8.2% and 7.2%, respectively, when compared to the same periods of 1999. These decreases were due primarily to a significant decline in attendance at our theatres that resulted from sub-par film product and lower industry wide attendance levels in general.

                  Loews Cineplex Entertainment Corporation
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  January 17, 2001               By: /s/ John J. Walker
                                         -----------------------------------
                                         Name:  John J. Walker
                                         Title: Senior Vice President and
                                                Chief Financial Officer